EXHIBIT 99.1

XORTX Announces Closing of US$5 Million Public Offering

CALGARY, Alberta, Oct. 07, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces the closing of an underwritten public offering of: (i) 1,400,000 common share units ("Common Share Units"), with each Common Share Unit consisting of one common share, no par value, and one warrant ("Warrant") to purchase one common share at a public offering price of US$1.00 per Common Share Unit, and (ii) 3,600,000 pre-funded warrant units (“Pre-Funded Units” and together with the Common Share Units, the “Units”), with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share at a public offering price of US$0.9999 per Pre-Funded Unit, for aggregate gross proceeds of US$5 million, prior to deducting underwriting discounts and other offering expenses and excluding any exercise of the underwriters' option to purchase any additional securities as described herein (the “Offering”). The common shares and Warrants contained in the Common Share Units and the Pre-Funded Warrants and Warrants contained in the Pre-Funded Units are immediately separable upon issuance. The Warrants have an initial exercise price of US$1.22 per share, are immediately exercisable, and may be exercised for five years from the date of issuance. The Pre-Funded Warrants have an exercise price of US$0.0001 per share, are immediately exercisable, and will terminate once exercised in full.

In connection with the Offering, the Company entered into an agreement to reduce the exercise price of outstanding warrants to purchase up to 910,000 shares of common stock issued in the 2021 public offering (the “Prior Warrants”) and held by investors in this Offering from US$4.77 per share to US$1.17 per share, effective upon the closing of the Offering. All other terms of the Prior Warrants remained the same.

A.G.P./Alliance Global Partners acted as sole book-running manager for the Offering.

The U.S. Securities and Exchange Commission (the “SEC”) declared effective a registration statement on Form F-1 (File No. 333-267328) relating to these securities on September 22, 2022. A final prospectus relating to the Offering was filed with the SEC. The Offering was made only by means of the prospectus. Copies of the final prospectus relating to the Offering may be obtained by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by email at prospectus@allianceg.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at https://www.sec.gov. Prospective investors should read the prospectus and the documents incorporated by reference before making an investment decision.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedar.com.